WOODSIDE

04035800

RECEIVED
2004 JUL 27 P 1:03
OFFICE OF INTERNATIONAL CORPORATE FINANCE

20 July 2004

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

SUPPL

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the following Stock Exchange Releases which has/have recently been filed with the Australian Stock Exchange ("ASX") in relation to:

- Drilling Report – WA-271-P (Indian-1), lodged with the Australian Stock Exchange on 20 July 2004.

It would be greatly appreciated if you could return by fax (+61 8 9214 2728) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

Rebecca Sims
Compliance Officer

PROCESSED
JUL 27 2004
THOMSON FINANCIAL

dlw 7/27

WOODSIDE PETROLEUM LTD.
A.B.N. - 55 004 898 962
Registered Office: No.1 Adelaide Terrace, Perth, Western Australia, 6000
Box D188 G.P.O. Perth, Western Australia, 6840. Telephone: (08) 9348 4000 Facsimile: (08) 9325 8178

1954 2004 Commitment to Growth

ANNOUNCEMENT
(ASX: WPL)

TUESDAY, 20 JULY 2004
9:45AM (WST)

1954 2004
Commitment to Growth

WOODSIDE

MEDIA
ROB MILLHOUSE
W: + 61 8 9348 4281
M: + 61 419 588 166
E: rob.millhouse@woodside.com.au

INVESTORS
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

WA-271-P
INDIAN-1

Woodside Energy Ltd., a wholly owned subsidiary of Woodside Petroleum Ltd., operator of the WA-271-P Joint Venture, reports that on 20 July 2004 the Indian-1 exploration well located in the Exmouth Sub-basin was drilling ahead in 8½ inch hole at 1,848 metres.

Since the last report, the 14¾ inch hole section was drilled and $9^5/_8$ inch casing was set at 1,761 metres.

The Atwood Eagle semi-submersible drilling rig is drilling the well. The well location is approximately 10 kilometres west southwest of the Stybarrow field. Water depth at the location is 981 metres. Planned total depth is approximately 2,340 metres.

All reported depths are referenced to the rig rotary table.

Joint venture participants in WA-271-P are Woodside Energy Ltd. (60%) and Mitsui E&P Australia Pty Limited (40%). The well is being drilled by BHP Billiton Petroleum (Australia) Pty. Ltd. on behalf of the WA-271-P operator, Woodside Energy Ltd.